[redacted]

PUBLIC

SECU 12010819 SION

.ocess
Section

FEB 17 2012

Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Brokerage America LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 North Meramec
(No. and Street)

Clayton (City) | Missouri (State) | 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith A. Payuk | 314-889-1085 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd. (Address) | St. Louis (City) | Missouri (State) | 63132 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

a.d 2/22/12

a.d 2/22/12

OATH OR AFFIRMATION

I, Judith A. Payuk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Brokerage America LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET J. CLARK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Jan. 1, 2013
Commission # 09719728

Margaret J Clark
Notary Public

Judith A Payuk
Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE℠

INDEPENDENT AUDITORS' REPORT

To the Members
First Brokerage America LLC
Clayton, Missouri

We have audited the accompanying statements of financial condition of First Brokerage America LLC (the "Company") as of December 31, 2011 and 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of First Brokerage America LLC as of December 31, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 7, 2012

FIRST BROKERAGE AMERICA LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 1,021,744	$ 1,173,452
Investment securities	73,530	71,190
Accounts receivable, less allowance for doubtful accounts of $3,000 at December 31, 2011 and 2010	202,465	168,215
Property and equipment, net of accumulated depreciation of $127,079 and $129,721 at December 31, 2011 and 2010, respectively	4,745	7,757
Other assets	34,714	34,767
Total assets	$ 1,337,198	$ 1,455,381
LIABILITIES		
Accounts payable and accrued expenses	$ 419,205	$ 516,023
MEMBERS' EQUITY		
Members' capital	176,000	176,000
Retained earnings	725,013	748,718
Accumulated other comprehensive income	16,980	14,640
Total Members' equity	917,993	939,358
Total liabilities and Members' equity	$ 1,337,198	$ 1,455,381

The accompanying notes are an integral part of the statements of financial condition.

FIRST BROKERAGE AMERICA LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2011 AND 2010

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. First Brokerage America LLC (the Company) was created on February 27, 1997 and began operations on February 25, 1998. During 1997, the Members contributed $176,000 to the Company. The Company is owned equally by three Members. The Company is a registered broker-dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company also brokers personal and commercial insurance products and services. During the year ended December 31, 2011, the Company became a registered investment advisor in California, Florida, and Missouri.

The Company is affiliated with First Banks, Inc. (First Banks) through common ownership. The Company currently operates in certain premises of First Banks' subsidiary financial institution, First Bank, throughout California, Florida, Illinois and Missouri.

Basis of Presentation. The accompanying statements of financial condition of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the statements of financial condition in conformity with GAAP. Actual results could differ from those estimates.

In connection with the preparation of the statement of financial condition, the Company has evaluated subsequent events after the statement of financial condition date of December 31, 2011 through February 7, 2012, the date on which the financial statements were issued.

Cash and Cash Equivalents. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with two major domestic financial institutions. At times, bank deposits may be in excess of federally insured limits.

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that remain outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. During the year ended December 31, 2011, there were no changes in the valuation allowance.

Comprehensive Income. Accounting principles generally accepted in the United States of America normally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets are reported as a separate component of the equity section of the statements of financial condition, such items, along with net income, are components of comprehensive income.

Investment Securities. Investment securities are stated at fair value. Unrealized gains or losses resulting from adjusting available-for-sale investment securities to fair value are reported as accumulated other comprehensive income or loss in a separate component of the equity section of the statements of financial condition.

Property and Equipment. Property and equipment is carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments are charged to the property and equipment accounts.

Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from one to seven years.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the property and equipment accounts and gains or losses resulting therefrom are included in the statement of income.

Income Taxes. Income taxes have not been provided in the statements of financial condition since First Brokerage America LLC is treated as a partnership for income tax purposes and therefore the Members of the Company are responsible for their individual tax payments.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings, and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2008, 2009 and 2010.

(2) INVESTMENT SECURITIES

The Company owned 3,000 shares of common stock of The Nasdaq Stock Market, Inc. (NASDAQ) at December 31, 2011 and 2010.

(3) FAIR VALUE DISCLOSURES

In accordance with ASC Topic 820, *Fair Value Measurements and Disclosures,* financial assets and financial liabilities that are measured at fair value subsequent to initial recognition are grouped into three levels of inputs or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the reliability of assumptions used to determine fair value. The three input levels are as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical instruments in active markets.

Level 2 Inputs – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following describes valuation methodologies used to measure different assets and liabilities at fair value.

Cash and cash equivalents. Cash and cash equivalents, including an investment in a money market fund, are recorded at fair value on a recurring basis. At December 31, 2011, cash and cash equivalents were $1,021,744, in aggregate, of which $777,508 represented an investment in a money market fund. At December 31, 2010, cash and cash equivalents were $1,173,452, in aggregate, of which $792,422 represented an investment in a money market fund. Cash and cash equivalents included in Level 1 are valued using quoted market prices.

Available-for-sale investment securities – equity securities. Available-for-sale investment securities are recorded at fair value on a recurring basis. Available-for-sale investment securities included in Level 1 are valued using quoted market prices.

Nonqualified deferred compensation plan. The Company's nonqualified deferred compensation plan is recorded at fair value on a recurring basis. The unfunded plan allows participants to hypothetically invest in various specified investment options such as equity funds, international stock funds, capital appreciation funds, money market funds, bond funds, mid-cap value funds and growth funds. The nonqualified deferred compensation plan liability is valued based on quoted market prices of the underlying investments. The Company classifies its nonqualified deferred compensation plan liability as Level 1.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 are reflected in the following table:

	Fair Value Measurements December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Assets:				
Cash and cash equivalents	$ 1,021,744	—	—	$1,021,744
Available-for-sale investment securities	73,530	—	—	73,530
Total	$ 1,095,274	—	—	$1,095,274
Liabilities:				
Nonqualified deferred compensation plan	$ 170,417	—	—	$ 170,417

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 are reflected in the following table:

	Fair Value Measurements December 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Assets:				
Cash and cash equivalents	$ 1,173,452	—	—	$1,173,452
Available-for-sale investment securities	71,190	—	—	71,190
Total	$ 1,244,642	—	—	$1,244,642
Liabilities:				
Nonqualified deferred compensation plan	$ 182,523	—	—	$ 182,523

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2011	2010
Furniture and equipment	$ 113,231	$ 118,885
Automobiles	18,593	18,593
	131,824	137,478
Less: accumulated depreciation	(127,079)	(129,721)
	$ 4,745	$ 7,757

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2011, the Company had Net Capital of $791,586, which exceeded the required minimum Net Capital requirement of $50,000 by $741,586, and the percentage of aggregate indebtedness to Net Capital was 53%.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC.

(6) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $50,000. This amount is included in cash and cash equivalents in the accompanying statements of financial condition.

(7) EMPLOYEE BENEFITS

Substantially all of the Company's employees can elect to participate in First Banks' 401(k) plan, a self-administered savings and incentive plan. The plan assets are held and managed under a trust agreement with the Trust Department of First Bank. Under the plan, employer matching contributions are determined annually by First Banks' Board of Directors. Employee contributions are limited to 15% of the employee's annual compensation not to exceed $16,500 for 2011.

The Company offers an unfunded non-qualified deferred compensation plan to select management and highly compensated individuals meeting various requirements. The plan is exempt from the participation, vesting, funding, and fiduciary requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants can contribute from 1% to 25% of salary plus up to 100% of bonuses on a pre-tax basis. There were no participant contributions made to the plan during the year ended December 31, 2011.

(8) RELATED PARTY TRANSACTIONS

The Company has entered into a brokerage service agreement with First Bank, an indirect wholly-owned subsidiary of First Banks, whereby the Company pays a rental fee on a monthly basis for occupancy of certain First Bank premises from which brokerage business is conducted. The monthly rental fee is calculated as 15% of the preceding month's gross revenue generated from packaged securities and fixed and variable annuities. Accrued rent expense due to First Bank at December 31, 2011 and 2010 totaled $29,219 and $41,988, respectively, and is included in accounts payable and accrued expenses in the accompanying statements of financial condition.

The Company has entered into an affiliate lease agreement with First Bank, whereby the Company pays a rental fee on a monthly basis for occupancy of approximately 832 square feet located in a building owned by First Bank.

The Company pays First Bank for certain internal audit services performed by First Bank's internal audit department. Accrued professional fees due to First Bank at December 31, 2011 and 2010 totaled $8,125 and $18,750, respectively, and are included in accounts payable and accrued expenses in the accompanying statements of financial condition.

(9) CLEARING BROKER-DEALER DEPOSITS

The Company is contractually obligated to maintain a deposit account at its clearing broker-dealer. As designated by the terms of the agreement, the account shall at all times contain cash, qualified securities, or a combination of both, having a market value of at least $50,000. This amount is included in cash and cash equivalents in the accompanying statements of financial condition.

(10) LITIGATION

In the ordinary course of business, the Company becomes involved in legal proceedings. Management believes the ultimate resolution of these proceedings is not reasonably likely to have a material adverse effect on the business, financial condition or results of operations of the Company.